SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 2 March, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 6 February 2012
Exhibit 1.2	Director Declaration dated 8 February 2012
Exhibit 1.3	Director/PDMR Shareholding dated 8 February 2012
Exhibit 1.4	Transaction in Own Shares dated 9 February 2012
Exhibit 1.5	Director/PDMR Shareholding dated 10 February 2012
Exhibit 1.6	Transaction in Own Shares dated 13 February 2012
Exhibit 1.7	Transaction in Own Shares dated 15 February 2012
Exhibit 1.8	Director/PDMR Shareholding dated 16 February 2012
Exhibit 1.9	Director/PDMR Shareholding dated 16 February 2012
Exhibit 2.0	Transaction in Own Shares dated 16 February 2012
Exhibit 2.1	Transaction in Own Shares dated 20 February 2012
Exhibit 2.2	Transaction in Own Shares dated 23 February 2012
Exhibit 2.3	Transaction in Own Shares dated 27 February 2012
Exhibit 2.4	Director/PDMR Shareholding dated 28 February 2012
Exhibit 2.5	Total Voting Rights dated 29 February 2012
Exhibit 2.6	Director/PDMR Shareholding dated 1 March 2012
Exhibit 2.7	Transaction in Own Shares dated 1 March 2012

Exhibit 1.1

BP p.l.c. - Transaction in own shares
BP p.l.c. - 6 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 6 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 6 February 2012
Number of ordinary shares transferred:         4,073
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.55

Following the above transfer, BP p.l.c. holds 1,836,893,028 ordinary shares in treasury, and has 18,976,888,627 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP p.l.c. - Director Declaration
BP p.l.c. – 8 February 2012

BP p.l.c.
Director Declaration

BP p.l.c. announces that Professor Dame Ann Dowling, who was appointed a Non-Executive Director of BP p.l.c. on 3 February 2012 (see RNS number 7579W ), has advised that she has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

Exhibit 1.3

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 8 February 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 8 February 2012 by Mr I C Conn, a director of BP p.l.c., that he received an award under the BP UK long service award scheme on 8 February 2012 in recognition of the completion of his 25th year with the company. He chose to receive the value of the award in the form of BP shares and 99 BP Ordinary shares (ISIN number GB0007980591) were purchased at £4.848 per share on 8 February 2012 to meet this award.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in own shares
BP p.l.c. – 9 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 9 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    9 February 2012
Number of ordinary shares transferred:            386
Transfer price per share:                                     £4.87

Following the above transfer, BP p.l.c. holds 1,836,892,642 ordinary shares in treasury, and has 18,976,930,047 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 10 February 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 February 2012 by Computershare Plan Managers that on 10 February 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.934 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr I.C. Conn                63 shares
Mr B. Gilvary               63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                63 shares
Mr B. Looney              65 shares
Mr D. Sanyal               63 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in own shares
BP p.l.c. – 13 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 13 February 2012
Number of ordinary shares transferred:         4,763
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.87

Following the above transfer, BP p.l.c. holds 1,836,887,879 ordinary shares in treasury, and has 18,977,021,210 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP p.l.c. - Transaction in own shares
BP p.l.c. – 15 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              14 February 2012
Number of ordinary shares transferred:      393,187
Transfer price per share:                                Nil

Following the above transfer, BP p.l.c. holds 20,813,962,189 ordinary shares in treasury, and has 18,977,467,497 ordinary shares in issue (excluding treasury shares).

BP p.l.c. also announces that on 15 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              15 February 2012
Number of ordinary shares transferred:      562,395
Transfer price per share:                                £4.934

Following the above transfer, BP p.l.c. holds 20,813,962,189 ordinary shares in treasury, and has 18,978,029,892 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 16 February 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 15 February 2012, by the Trustee of the BP Employee Share Ownership Trust, of the completion of the following transactions.

The Company's Remuneration Committee has determined the vesting of shares of the company previously awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2009-2011.  The following Directors of BP p.l.c. acquired the numbers of the Company's ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044) shown opposite their names below on 14 February 2012 at £4.9785 per ordinary share or US$46.4917 per ADS.  On 14 February 2012 the Trustee of the BP Employee Share Ownership Trust acquired such ordinary shares or ADSs to satisfy the vesting of these share awards and also sold an appropriate number of these shares to meet the tax and expenses of sale applicable on vesting.

Director	Total ordinary shares/ADSs* vested	Ordinary shares/ADSs* retained after tax and expenses of sale
Mr R W Dudley	16,956 ADSs	8,226 ADSs
Mr I C Conn	149,259 ordinary shares	71,488 ordinary shares
Dr B E Grote	31,199 ADSs	14,964 ADSs

* 1 ADS is equivalent to 6 ordinary shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 16 February 2012

BP p.l.c. - Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. were informed on 16 February 2012, by Computershare Plan Managers, that 228,120 restricted share units previously granted to Dr M Daly (a person discharging managerial responsibility) under the BP Restricted Share Plan and 9,068 units representing notional dividends vested on 15 February 2012. Of the 237,188 BP ordinary shares released (ISIN number GB0007980591), 123,338 shares were deducted for tax purposes at a price of £4.914 with the remaining 113,850 shares being retained by Dr M Daly.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.0

BP p.l.c. - Transaction in own shares
BP p.l.c. – 16 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 16 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 16 February 2012
Number of ordinary shares transferred:         8,959
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.87

Following the above transfer, BP p.l.c. holds 1,835,923,338 ordinary shares in treasury, and has 18,978,086,701 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.1

BP p.l.c. - Transaction in own shares
BP p.l.c. – 20 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 20 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 20 February 2012
Number of ordinary shares transferred:         11,954
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.20

Following the above transfer, BP p.l.c. holds 1,835,911,384 ordinary shares in treasury, and has 18,978,136,155 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.2

BP p.l.c. - Transaction in own shares
BP p.l.c. – 23 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 23 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                     23 February 2012
Number of ordinary shares transferred:             3,091
Transfer price per share:                                      £5.00

Following the above transfer, BP p.l.c. holds 1,835,908,293 ordinary shares in treasury, and has 18,978,180,346 shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.3

BP p.l.c. - Transaction in own shares
BP p.l.c. – 27 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 27 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                27 February 2012
Number of ordinary shares transferred:        12,273
Highest transfer price per share:                    £5.00
Lowest transfer price per share:                     £3.94

Following the above transfer, BP p.l.c. holds 1,835,896,020 ordinary shares in treasury, and has 18,978,309,739 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.4

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 28 February 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 28 February 2012, by Computershare Plan Managers
,
that the following senior executive (a person discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 January 2012 at £4.7693 per ordinary share, as a result of the vesting of awards made under the Executive Performance Plan.

Person Discharging Managerial Responsibilities

Mr D Sanyal                31,851

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 2.5

BP p.l.c. – Total Voting Rights
BP p.l.c. – 29 February 2012

BP p.l.c.
Total voting rights and share capital

As at 29 February 2012, the issued share capital of BP p.l.c. comprised 18,978,604,336 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,835,908,293. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,983,686,836. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 2.6

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. – 1 March 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 February 2012 by Mr I C Conn, a director of BP p.l.c., that on 29 February 2012 he acquired 617 BP Ordinary shares (ISIN number GB0007980591) at £4.87 per share, through the exercise of options to purchase shares granted under the Sharesave UK plan.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.7

BP p.l.c. - Transaction in own shares
BP p.l.c. – 1 March 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 1 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 1 March 2012
Number of ordinary shares transferred:         28,501
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.87

Following the above transfer, BP p.l.c. holds 1,835,867,519 ordinary shares in treasury, and has 18,978,759,710 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 March  2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary